UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A.

(NYSE: LTM, IPSA: LTM)

Cordially invites you to discuss its

Second Quarter 2017 Results

On Friday, August, 18, 2017

10:00 a.m. Eastern Time / 11:00 a.m. Santiago Time / 11:00 a.m. Sao Paulo Time

To access the call, please dial:

(877) 809-6185 from within the U.S. / (615) 247-0222 from outside the U.S.

Participant Passcode: 51496005

There will also be a webcast and an accompanying presentation available at: http://edge.media-server.com/m/p/j6xwz43d

The Company’s 2Q17 Results will be released on August 17, 2017 after the market closes

A replay of this call will be available until 13:00 (ET) on August 25, 2017.

To access the replay, please call:

(855) 859-2056 (U.S. participants) / (404) 537-3406 (outside of U.S.)

Replay Passcode: 51496005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Latam Airlines Group CFO